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                            April 15, 2024

       Paul Kellenberger
       Chief Executive Officer
       zSpace, Inc.
       65 Nicholson Lane
       San Jose, CA 95134

                                                        Re: zSpace, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted April 1,
2024
                                                            CIK No. 0001637147

       Dear Paul Kellenberger:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 11, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted April 1, 2024

       Capitalization, page 51

   1. We note your response to prior comment 10. Please revise to include an adjustment to eliminate the interest
expense and debt discount amortization on loans that were converted into NCNV preferred
stock as part of the recapitalization transaction. Include similar adjustments to the pro
forma consolidated balance sheet data on page 12.
       Dilution, page 54

   2. We note your response to prior comment 11. As previously requested, please revise to exclude deferred
offering costs from net tangible book value and net tangible book value per share.
 Paul Kellenberger
zSpace, Inc.
April 15, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 60

3. Your response to prior comment 12 indicates that the inventory adjustments in 2022 related to inventory write-offs associated with product and component shortages due to pandemic-related supply chain disruptions, which you do not expect to recur; however, it appears that there will be similar inventory adjustments in 2023. As inventory write-offs are a normal, recurring operating expense necessary to operate your business these adjustments are inconsistent with Question 100.01 of the Non-GAAP C&DIs. Please revise your non-GAAP measures to remove these adjustments.
Consolidated Financial Statements
Note 7. Stock-based Compensation Expense
Determination of fair value of stock options, page F-27

4. We note your responses to prior comments 20 and 21 and your revised disclosures. Please tell us how you considered ASC 718-10-30-27 when determining your accounting. In this regard, we note that when you determined the expected term of the stock options with a performance condition, you considered the contractual date of the performance condition and that the volatility was determined over the estimated time to the liquidity event. ASC
       718-10-30-27 indicates that performance conditions which affect vesting should not be reflected in estimating the fair value of an award at the grant date. Please revise your disclosures and the valuations of any stock options containing performance conditions accordingly. Also, as previously requested in prior comment 20, tell us the fair value of the underlying common stock for the options granted in 2022.
September 2022 Stock Option Issuance, page F-28

5. You disclose on page F-29 that you will begin recognizing expense related to the
       September 2022 options upon the occurrence of a liquidity event and it appears that this offering is a liquidity event. Please revise to disclose the amount of expense you will record upon effectiveness of the offering.
       Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNamePaul Kellenberger
                                                            Division of
Corporation Finance
Comapany NamezSpace, Inc.
                                                            Office of
Technology
April 15, 2024 Page 2
cc:       Evan Mendelsohn
FirstName LastName